VIA EDGAR

January 27, 2012

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

RE:  Eagle Materials Inc.

Form 10-K for Fiscal Year Ended March 31, 2011

Filed May 26, 2011

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Filed November 4, 2011

File No. 1-12984

Dear Mr. O’Brien:

This letter will serve as our response to the supplemental comments in your letter dated January 24, 2012, which relates to our initial response letter dated January 18, 2012 and your original letter dated January 5, 2012 in connection with your review of the Eagle Materials Inc. Form 10-K for the fiscal year ended March 31, 2011 and Form 10-Q for the period ended September 30, 2011.

Form 10-K for Fiscal Year Ended March 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 22

1.

We note your response to comment 2 in our letter dated January 5, 2012. We agree that the disclosure for the sales volume and average net sales prices by reportable segment included within the table on page 24 of the fiscal year 2011 Form 10-K is useful information for investors to understand the quantified impact volume and pricing had on

Mr. Terence O’Brien

Securities and Exchange Commission

January 27, 2012

revenues and operating earnings. However, this disclosure does not quantify the impact changes in volume and in prices had on the increase or decrease in revenues and operating earnings at the consolidated level and the reportable segment level, which is required disclosure by Item 303(A)(3)(iii) of Regulation S-K. Please confirm that you will provide the required disclosures in future filings for all periods presented.

Company Response

We confirm that, in future filings, to the extent that there are material changes in revenues or operating earnings, we will quantify the impact changes in volume and prices had on the increase or decrease in revenues and operating earnings at the consolidated level and reportable segment level for all periods presented.

Critical Accounting Policies, page 28

Impairment of Long-Lived Assets, page 28

2.	We note your response to comment 6 in our letter dated January 5, 2012, including the draft disclosure you would have included in your fiscal year 2011 Form 10-K. Please expand upon this disclosure to clarify that all of your facilities are generating positive operating cash flow, if correct. For any facility that is generating negative cash flows or close to break-even cash flows that are at risk for future write-down or impairment, please disclose the facility, the carrying value of the facility, the carrying value of the equipment, and an explanation about how the facility’s facts and circumstances would need to change to result in an impairment charge. For the Bernalillo, New Mexico gypsum wallboard facility, please include an explanation about how the facility’s facts and circumstances would need to change to result in an impairment charge.

Company Response

Disclosures we would have included in Item 7 of our March 31, 2011 Form 10-K and intend to include in our December 31, 2011 Form 10-Q are as follows:

We temporarily idled our gypsum manufacturing facility in Bernalillo, N.M. beginning in December 2009, due to cyclical low gypsum wallboard demand. The carrying value of the Bernalillo plant and equipment at December 31, 2011 was $7.6 million and $1.4 million, respectively, and we continue to depreciate the assets over their expected remaining useful life. We currently have a strong market position in New Mexico, and our Albuquerque gypsum wallboard facility is operating at close to capacity. We plan on resuming manufacturing at the Bernalillo facility in the future when demand for our products improves. Costs of maintaining the facility during the idling are not significant, and the facility was generating positive cash flow prior to being idled; therefore, we have determined that the value of the plant and equipment is not impaired. We are not currently considering the permanent closure of the Bernalillo facility. Any decision to

Mr. Terence O’Brien

Securities and Exchange Commission

January 27, 2012

permanently close Bernalillo would be the result of future changes in the building materials industry in the southwest United States and Rocky Mountain region, including changes in the production capacity or operations of our competitors, demand for gypsum wallboard or general macro-economic conditions, which we do not foresee at the present time. If we were to permanently close the Bernalillo facility, or if our expectations as to its use changed such that we projected that the future undiscounted cash flows from its operations would be insufficient to recover its carrying value due to the factors described above or for any other reasons, we would recognize impairment at that time. All of our other wallboard facilities are currently generating positive cash flow from operations.

(H) Commitments and Contingencies, page 53

3.	We note your response to comment 11 in our letter dated January 5, 2012. It appears as though you are assessing your loss contingencies on an individual basis for disclosure purposes. While your loss contingency for individual issues may not be material to your consolidated financial statements, the aggregate of your probable and/or reasonably possible loss contingencies may be material to your consolidated financial statements. If the aggregate of your loss contingencies are probable and/or reasonably possible of materially impacting your consolidated financial statements, please provide the disclosures required by ASC 450-20-50 in future filings. Please provide us with the disclosures that you intend to include in your next periodic report.

Company Response

We confirm that, although we assess our loss contingencies on an individual basis for disclosure, we do consider the aggregate of all probable or reasonably possible loss contingencies, and if material we will provide the disclosures required by ASC 450-20-50.

In connection with our assessment of loss contingencies, we note that, subsequent to our previous response, dated January 18, 2012, we received on January 19, 2012 an unexpected adverse ruling in an arbitration proceeding involving a contract dispute between one of our subsidiaries engaged in aggregates mining activities and another mining company. The ruling involved a limited area within our California aggregates deposit and is not expected to have a material adverse impact on our continuing operations in future periods. In the non-appealable arbitration award, the arbitration panel ruled against us and awarded $6.9 million to the other mining company. Additionally, we believe it is probable that the panel will award certain of the other mining company’s attorney’s fees and costs of arbitration.

We were notified of the claim for arbitration in June 2011, and the arbitration panel convened in late November 2011. At the time we filed our Form 10-Q for the three months ended September 30, 2011, discovery was not yet complete, no expert reports on damages had been produced, nor had the panel begun hearing arguments. We analyzed our potential exposure under the claim in consultation with both in-house and outside

Mr. Terence O’Brien

Securities and Exchange Commission

January 27, 2012

legal counsel, and determined that the risk of material loss was remote. During our closing process for the quarter ended December 31, 2011, we again analyzed our exposure under the arbitration, and still believed that the risk of material loss was remote. In light of the information we received from counsel, we believed that our subsidiary’s actions were in compliance with the terms of the contract, that we had meritorious defenses to claims in the proceeding including the breach of contract claim, and that it is was unlikely that the other mining company had incurred material damages. The announcement by the arbitration panel was completely unexpected to both the Company and our counsel and was contrary to our prior assessment of some of the key factual and legal issues that were the subject of this proceeding. The subsidiary in question represents less than 3% of our consolidated total assets at December 31, 2011 and represented less than 1% of our total reportable segment income for fiscal year 2011 and the nine-months ended December 31, 2011.

As the decision was announced before the issuance of December 31, 2011 consolidated financial statements and the proceeding occurred before December 31, 2011, we have accrued for the full award in the three-month period ending December 31, 2011. The ruling of arbitration panel in this matter will be publicly disclosed in our earnings release that is expected to be released on February 2, 2012. We also plan on adding the following disclosure in our December 31, 2011 Form 10-Q. The disclosure will be included in both the Commitments and Contingencies footnote, and the liquidity section of Management’s Discussion and Analysis of Results of Operations and Financial Condition.

Subsequent Event

In June 2011, we were served with a claim for arbitration involving a contract dispute between one of our subsidiaries and another mining company over the right to mine certain areas. The arbitration panel convened in November 2011, and on January 19, 2012, we received an adverse ruling resulting in a $9.1 million loss. In the non-appealable arbitration award, the arbitration panel ruled against us and awarded $6.9 million to the other mining company. Additionally, we believe it is probable that the arbitration panel will award attorneys’ fees and arbitration costs to the other party. The dollar amount of attorneys’ fees and arbitration costs the panel may award is uncertain since the panel will make its decision on such costs in late February or early March; however, if adversely decided, we estimate that these additional amounts to be approximately $1.2 million, although actual amounts, when determined, may be either less than or greater than the amount accrued. As a result of this arbitration award, we have accrued a loss of $8.1 million at December 31, 2011. This amount, together with our legal expenses incurred during the quarter, is classified as Loss on Arbitration Ruling in our Consolidated Statements of Earnings for the three and nine month periods ended December 31, 2011. The award will become final and payable during the quarter ending March 31, 2012, and any changes to the estimated accrual will be recognized during that quarter. The ruling involved a limited area within our California aggregates deposit and is not expected to have a material adverse impact on our continuing operations in future periods.

Mr. Terence O’Brien

Securities and Exchange Commission

January 27, 2012

There is also a pending lawsuit in state court filed by the same claimant/mining company based on the same facts and circumstances which were the subject of the arbitration. The state lawsuit has been stayed pending the outcome of the arbitration ruling. While we believe that the resolution of the arbitration hearing substantially addresses the claims in the state lawsuit and that the incurrence of any further material loss in this case is remote, we are currently unable to determine the outcome of this lawsuit or the impact of an unfavorable ruling on our financial position, results of operations or cash flows.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Consolidated Statements of Earnings, page 36

4.	We note your response to comment 17 in our letter dated January 5, 2012. Based on the information provided in your response and the draft disclosure for the $3 million reversal of the accrual that was originally recognized during fiscal year 2001, it appears as though the $3 million should have been reversed at the time you purchased the new equipment rather than refurbishing the old equipment. As such, it appears that the reversal of the original accrual during the first quarter of fiscal year 2012 is the correction of an error. Based on the guidance in ASC 250-10-S99-1 and S99-2, the correction of the error appears to be material to your consolidated statements of earnings for the three-months ended June 30, 2011, and the six-months ended September 30, 2011. In this regard we considered the following quantitative and qualitative factors:

•

Reversing the $3 million accrual positively impacted the three months-ended June 30, 2011 gross profit by 40.7% and earnings before income taxes by 74.3%; and the six months ended September 30, 2011 gross profit by 18.7% and earnings before income taxes by 25.5%.

•	The error (i.e., not reversing the accrual in the appropriate period) was capable of precise measurement.

•

Had the correction of the error not been recognized through the consolidated statement of earnings during the three-months ended June 30, 2011, the percentage by which your operating results declined from the comparative period operating results would have been greater, and your operating results would have been closer to the break-even point.

•	The impact of recognizing the error correction through the consolidated statement of earnings during the three-months ended June 30, 2011 increased diluted earnings per share by more than 2.5 times.

•

The recognition of the error correction in the June 30, 2011 consolidated statement of earnings resulted in the gypsum wallboard reportable segment recognizing income for the three-months ended June 30, 2011, rather than a loss.

Mr. Terence O’Brien

Securities and Exchange Commission

January 27, 2012

Based on this quantitative and qualitative analysis, it would appear as though the correction of this error should have been recognized as a prior period adjustment to retained earnings rather than as a gain in the consolidated statement of earnings for both periods in fiscal year 2012. Please refer to Question 2 to ASC 250-10-S99-2 and ASC 250-10-45-22 – 45-24 for guidance. As such, please restate both Forms 10-Q for the first and second quarters of fiscal year 2012. Also, please provide us with your materiality assessment as to whether the consolidated financial statements included in your fiscal year 2011 Form 10-K should also be restated to reflect the correction of this error as a prior period adjustment to opening retained earnings based on the guidance in ASC 250-10-S99-1 and S99-2.

We remind you that when you file your amended Forms 10-Q for the fiscal quarters ended June 30, 2011 and September 30, 2011, you should appropriately address the following:

•	an explanatory paragraph at the beginning of the document explaining why you are amending the document in the Forms 10-Q/A;

•	full compliance with paragraphs ASC 250-10-45-22 – 45-24 and 250-10-50-7 – 50-10;

•	fully update all affected portions of the document, including MD&A;

•	label the appropriate columns on your financial statements and in your footnotes as restated;

•	updated disclosures under Item 4 of your Forms 10-Q/A should include the following:

•	a discussion of the restatement and the facts and circumstances surrounding it;

•	how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures;

•	changes to internal controls over financial reporting; and

•

anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature. Refer to Items 307 and 308 of Regulation S-K; and

•	include all updated certifications that refer to the amended Form 10-Q.

We also remind you of the filing requirements of Item 4.02 of Form 8-K.

Company Response

During the first quarter of fiscal 2012, we evaluated the nature of the $3 million error and went through a process to determine whether or not the Company had materially misstated any prior year consolidated financial statements and concluded it was appropriate to correct the error in the first quarter of fiscal 2012. The following discussion details our considerations for the Staff.

Mr. Terence O’Brien

Securities and Exchange Commission

January 27, 2012

The reserve in question originated in connection with an acquisition of our Duke, Oklahoma wallboard facility in November 2000, eleven years ago. In connection with our accounting for the Duke acquisition, we recorded a $3 million reserve in our wallboard fixed asset subledger to be offset against certain required equipment improvements following the acquisition. Although the acquisition happened some time ago, our belief is that the cost recorded on the fixed asset subledger was reflective of the fair value of the acquired equipment once the needed improvements and repairs to the equipment were made. However, rather than offsetting the expenditures that followed against the recorded reserve, the subsequent expenditures were capitalized in fixed assets and depreciated over a seven to ten year useful life. We identified the reserve in June of 2011, in connection with our first quarter close. While it is unclear as to why the Company had not offset spending on the applicable equipment against the reserve (such expenditures were made in fiscal 2002 and 2003), a likely contributing factor was that the reserve was recorded in the fixed asset subledger of our wallboard facility (rather than in a general ledger account).

Upon discovery of the error on the balance sheet and completing our investigation as to its origin, we considered whether the error was material to any prior year financial statements. Given that the original error resulted in an immaterial gross up of the consolidated balance sheet (retained earnings was understated by less than one-half of 1%) and an overstatement of annual depreciation of approximately $350,000 over a 7-to10-year period, we concluded that no previous annual period had been materially misstated.

In considering whether it would be appropriate to correct the error in the first quarter of fiscal 2012, we considered the amount based on our annual estimated operating results rather than results for the quarter, in isolation. While many of the measures calculated in your comment appear to be significant when compared to the quarter, ASC 250-10-45-27 notes that in determining materiality for the purpose of reporting the correction of an error in an interim period, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. This guidance also noted that changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period. We do not believe that the $3.0 million reversal of the reserve is material to the estimated operating results for fiscal 2012, which at the time of our first quarter close, was expected to be similar to the fiscal 2011 results. Additionally, we evaluated the effects of the error on both our consolidated results and our segment results, as discussed below.

Effect on Consolidated Financial Statements

Demand for our products is generated primarily by the construction and renovation of houses, roads, bridges and commercial and industrial buildings. Demand for our products is highly cyclical and seasonal. During this current economic downturn, construction spending put-in-place in the United States has declined 45% from the cyclical peak and new single-family housing starts in the United States have declined by nearly 80%; however, we have continued to generate breakeven or better results and positive cash flows. In assessing materiality for the last several years as the Company has had significantly declining results in light of the depressed economy, we believe that pre-tax earnings is no longer the most relevant measure of materiality at this point in the cycle.

Mr. Terence O’Brien

Securities and Exchange Commission

January 27, 2012

Because the Company has been operating in this cyclical trough with very low operating margins for the last several years through the economic downturn, management believes that users of the financial statements primarily look to metrics other than pre-tax earnings to assess operating results and financial materiality. Management primarily measures materiality based on percentages of EBITDA as our lenders, potential investors, and stockholders are evaluating our company based on its ability to continue to generate adequate operating cash flow until the economy begins to strengthen and our profitability returns to historic levels. Specifically, we consider 5% of trailing twelve months EBITDA to be an amount that we would typically regard as material with respect to the financial statements. (Trailing twelve months EBITDA, as defined by our loan agreements, has remained in a range of $100 million to $120 million for the last two fiscal years). The correction of the error therefore represents approximately 3% of trailing twelve months EBITDA.

Further, we believe our lenders, potential investors and stockholders are more focused on cash vs. non-cash items impacting our operating results. This is supported by both the terms of credit agreement which requires the exclusion of non-cash charges/credits from our debt covenant calculations, and the fact that our analysts consistently remove non-cash items (both positive and negative) from their models (as further discussed below).

Revenues, gross profit, pre-tax earnings, total assets and total stockholders’ equity for the previous three years are included in the table below. Fiscal 2012 consolidated financial results are expected to be consistent with or slightly above the fiscal 2011 levels. (dollars in millions, unless otherwise noted):

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Revenues	$462.2	$467.9	$598.6
Gross Profit	$35.6	$51.9	$72.0
Pre-tax Earnings	$16.8	$39.4	$62.2
Total Assets	$982.8	$1,013.8	$1,066.7

Total Stockholders’ Equity	$459.6	$451.6	$434.1

The following table includes quarterly consolidated gross profit for the last eleven quarters (dollars in millions):

Fiscal 2010				Fiscal 2011				Fiscal 2012
Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
$19.7	$20.4	$8.3	$0.9	$16.4	$13.5	$7.8	$(2.2)	$7.4	$8.7	$12.5

Mr. Terence O’Brien

Securities and Exchange Commission

January 27, 2012

The $3 million recorded in the first quarter of fiscal 2012 did not materially alter the consolidated quarterly gross profit trend.

We have also included the upward trend in our year-end market capitalization in the table below to demonstrate that potential investors and stockholders are not solely evaluating Eagle on pre-tax earnings but rather on the Company’s ability to continue to generate breakeven results and sustain positive cash flows while the construction products business is in the trough of this economic cycle.

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Year-end Market Capitalization	$1.3 Billion	$1.1 Billion	$1.0 Billion

We note the following excerpt from the Stephens Inc. research brief dated July 26, 2011: in the brief the analyst notes “Eagle Materials currently trades at roughly 15.5x our FY12 EBITDA estimate. Given the very depressed levels of earnings in the foreseeable future, we continue to rely on a DCF analysis to arrive at our price target of $32.”

Effect on Segment Results

On a segment basis, Wallboard revenues and operating results continue to be depressed, as reflected in the tables below. The following table includes actual results for the previous three years and we expect fiscal 2012 wallboard revenues to remain generally flat with fiscal 2011 and wallboard operating earnings to remain slightly above breakeven levels excluding the $3 million (dollars in millions):

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Annual Wallboard Revenues	$225.8	$228.5	$289.4
Annual wallboard operating earnings	$1.2	$1.4	$1.2

The following table includes quarterly wallboard earnings for the last eleven quarters (dollars in millions):

Fiscal 2010				Fiscal 2011				Fiscal 2012
Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
$3.4	$1.3	$(2.3)	$(1.1)	$5.2	$1.3	$(2.5)	$(2.7)	$1.2	$(1.3)	$0.2

On a quarterly basis the trend in earnings has been slightly above and below breakeven levels for the last eleven quarters. Correcting the $3 million error in the first quarter of fiscal 2012 did not materially alter this trend.

Mr. Terence O’Brien

Securities and Exchange Commission

January 27, 2012

While the quantitative measures you outlined above are accurate for the three-month period ended June 30, 2011, at near breakeven quarterly earnings levels, management’s belief is that users’ of the financial statements view of materiality shifts to alternative and qualitative assessments of materiality including more of an annual assessment and cash flow analysis. In this instance, while the reserve reversal caused the gypsum wallboard reportable segment to recognize income rather than a loss for the quarter ended June 30, 2011, this trend is only because the first quarter is at breakeven. It is apparent that the Wallboard business continues to be depressed and as the tables above reflect, the reversal of the accrual did not mask a continuing trend, particularly in light of the fact it was disclosed. We continue to generate meaningful cash flow from our gypsum wallboard businesses and the $3.0 million does not impact the cash flow generated by the business.

However, given that the $3.0 million correction was an out of period adjustment that had a significant quantitative impact on the discrete interim period, we felt that it was important to provide transparent disclosure to our investors regarding the nature of the out-of-period adjustment and the impact the correction had on both our consolidated operations and segment performance in the current period. As a result of the disclosure included in our June 30, 2011 Form 10-Q regarding the reserve reversal, the investment community adjusted the $3 million from our wallboard segment operating earnings. As an example, we have attached a research report dated October 28, 2011 from Morgan Keegan reflecting an operating loss of $1.8 million for the wallboard operating segment. See page 5 of 7. On page 4 of 7, the analyst also excludes the $3 million from Eagle’s first quarter “Gross Profit” and used the adjusted numbers to assess certain Performance Measures including “Gross Profit Margin” and “Segment Margins”.

Other Qualitative Considerations

When assessing the qualitative nature of the $3 million, we also considered the following other qualitative factors highlighted in ASC 250-10-S99-1 to evaluate the correction in the current period:

•

Because the Company has been operating at or near breakeven for the last several years through the economic downturn, management looks to other metrics to assess financial materiality, since pre-tax earnings is no longer the most meaningful metric. As discussed above, management views metrics associated with EBITDA to be the most meaningful measurement of the Company’s operating results and the $3 million did not have an impact on our EBITDA for purposes of our debt covenants.

•

The $3 million did not cause Eagle to meet analysts’ consensus expectation. We missed analyst projections by a fairly large margin (analyst estimates were $0.13 per diluted share versus our reported $0.07 per diluted share) and as noted in the example above, analysts adjusted their estimates to reflect the $3 million.

•

The $3 million had no bearing on our compliance with debt loan covenants. We were in compliance with all debt covenants at June 30, 2011 and September 30, 2011 and we are projected to remain in compliance the rest of the fiscal year, excluding the impact of the $3.0 million.

•

For the fiscal year, the reversal impacts our gypsum wallboard costs by less than $2 per thousand square feet, or less than 2% of total cost of producing gypsum wallboard. Given the breakeven nature of our wallboard operating results, cost per unit is a measurement that management uses to assess the results within our wallboard segment. Management tracks the cost per unit for all operating segments on a monthly basis, and a $2 per unit change in operating costs is not material to the cost structure of the wallboard business.

Mr. Terence O’Brien

Securities and Exchange Commission

January 27, 2012

•	The $3 million had no impact on the Company’s compliance with applicable laws or regulations.

•	The $3 million had no impact on management’s compensation.

The above qualitative factors were discussed during our first quarter Audit Committee meeting and considering the qualitative measures above, management determined that the reversal of the accrual was not material relative to our estimated income for the full 2012 fiscal year as to the trend in earnings. As previously mentioned, we believe it is important for investors to understand the impact that the out-of-period error correction had on the discrete interim period and therefore, we attempted to provide transparent disclosure in both our Segment footnote included in the financial statements and our MD&A to ensure full understanding of the transaction; however, after reconsidering the disclosures in light of the Staff’s comments, we believe that they can be enhanced as discussed below.

Based on the above factors, including the fact that the reserve reversal was disclosed, we concluded that the correction of this error in our first quarter was not material and that its inclusion in the first quarter results would not be of such magnitude to be misleading to the users of the financial statements. Due to these factors, we do not believe it is necessary to restate our Forms 10-Q for the quarters ended June 30, 2011 and September 30, 2011, nor do we believe it appropriate to restate our balance sheet as of March 31, 2011 as reported in Form 10-K filed on May 26, 2011.

As we indicated in our initial response letter dated January 18, 2012 and above, we intend to more fully disclose the nature of the reserve reversal and we will identify the reversal as the correction of a prior year error.

We intend to make the following disclosure in future filings within the segment footnote and MD&A as follows:

During the three month period ended June 30, 2011, our wallboard operating results were positively impacted by the reversal of a $3.0 million accrual which related to a prior year. The reversal of the reserve represents the correction of an error in the June 30, 2011 financial statements, which we have concluded is immaterial to both current and previously issued financial statements. Excluding the $3 million reversal, our wallboard segment would have reported a $1.8 million loss for the three months ended June 30, 2011. The accrual was originally recorded in fiscal 2001, and related to expected costs to repair certain manufacturing equipment at our Duke, Oklahoma gypsum wallboard facility. We determined, through review of our records, that we subsequently purchased approximately $3.0 million of new equipment and virtually all the new equipment was fully depreciated at June 30, 2011. As we determined that the costs had been capitalized rather than offset against the accrual, and subsequently depreciated, we reversed the accrual during the quarter ended June 30, 2011. The reversal was recorded as a reduction of Cost of Goods Sold.

Mr. Terence O’Brien

Securities and Exchange Commission

January 27, 2012

The reversal of the reserve represents the correction of an immaterial error in the June 30, 2011 financial statements.

Very truly yours,

/s/ D. Craig Kesler

D. Craig Kesler

cc:	Steven R. Rowley
James Graass
William Devlin